UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

  WESTELL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-27266	36-3154957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 North Common Drive Aurora, IL	60504
(Address of principal executive offices)	(Zip Code)

Thomas P. Minichiello
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary
(630) 898-2500
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
In accordance with disclosure requirements promulgated by the U. S. Securities and Exchange Commission, Westell Technologies, Inc. (the “Company”) has undertaken efforts to determine its conflict minerals reporting requirements for the period from January 1 to December 31, 2015. Based on the Company's reasonable country of origin inquiry, it exercised due diligence on the source and chain of custody of its conflict minerals for the reporting period, as discussed in Exhibit 1.01 hereto.
Conflict Minerals Disclosure

The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as the Exhibit 1.01 hereto and is publicly available on the Company's website at http://www.westell.com/about-us/product-compliance/conflict-minerals.

Item 1.02    Exhibit
The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto.
Section 2 - Exhibits
Item 2.01     Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 - Westell Technologies Inc’s Conflict Minerals Report for the period from January 1 to December 31, 2015, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
WESTELL TECHNOLOGIES, INC.
(Registrant)

By:  /s/ Thomas P. Minichiello                        May 25, 2016
Thomas P. Minichiello                     (Date)
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary